Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE BYLAWS OF CV SCIENCES, INC.

The undersigned hereby certifies that:

1.          He is the duly elected, qualified and acting Secretary of CV Sciences, Inc., a Delaware corporation (the “Company”), and in charge of the corporate minute book and corporate records of the Company.

2.          On May 24, 2016, the Board of Directors, pursuant to its authority granted in Article III, Section 3.2 of the Bylaws of the Company (the “Bylaws”), approved an amendment to the Bylaws of the Company (the “Bylaws”), as follows:

2.1          The first sentence of Article III, Section 3.2 of the Bylaws shall be superseded and replaced with the following:

“The number of directors constituting the entire Board of Directors shall be five (5).”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 25th day of May 2016.

/s/ Joseph Dowling
Joseph Dowling, Secretary